Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.ca

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.ca
Our File No.: 44609-8

[redacted]

08006192

December 4, 2008

PROCESSED
DEC 12 2008
THOMSON REUTERS

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski
General Counsel
Calfrac Well Services Ltd.

SEC Mail Processing Section
DEC 05 2008
Washington, DC
106

Dew 12/9

SCHEDULE

Press Releases

1. News release – English, dated December 3, 2008.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac announces 2009 capital program and semi-annual dividend

CALGARY, Dec. 3 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce a capital budget of $35 million for 2009 projects. The capital program will supplement the pumping capacity of Calfrac's Canadian operating division and includes additional investment in sand handling capabilities in Canada and the United States, as well as additional infrastructure required to support the Company's operations. In addition, the $13 million remaining from the Company's 2008 capital program is expected to be expended in the first quarter of 2009.

The 2009 capital program demonstrates Calfrac's continued commitment to augmenting its operational capabilities while maintaining a strong balance sheet through a period of uncertain oilfield service activity on a global basis. As it has done in the past, the Company will continue to evaluate opportunities for adjusting capital investment in 2009 as greater visibility unfolds.

Calfrac is also pleased to announce that its Board of Directors has declared a dividend pursuant to its semi-annual dividend policy. The dividend of $0.05 per common share will be paid on January 15, 2009 to shareholders of record on January 7, 2009.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including the impact of general economic conditions, industry condition, and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:27e 03-DEC-08

END